Mail Stop 3561

January 30, 2006

Christopher Crupi
President
Paramount Gold Mining Corp.
237 Argyle Avenue, Suite 100
Ottawa, Ontario
Canada

      Re: Paramount Gold Mining Corp.
              Form 10-SB, as amended
              Filed January 20, 2006
              File No. 0-51600

Dear Mr. Crupi:

We have reviewed the above filing and have the following additional comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us with any questions at the telephone numbers listed at the end of this letter.

Part I

1.   We note your revised disclosure regarding forward-looking statements that your "actual results are *most likely to differ materially* from those anticipated in these forward-looking statements for many reasons . . ." (emphasis added) Note that investors are entitled to rely upon disclosures in your publicly filed documents. This statement appears to imply that investors should not place any reliance on your forward-looking statements. Please revise your filing to remove the statements that are most likely to be inaccurate and replace them with forward-looking statements that you have a reasonable basis to make.

Item 1 Description of Business

2.   We note your revised disclosure in response to prior comment 7. Please disclose
        how many contract workers have been hired to work on the Linda project. Also,
        we note your definitive agreement with Minera ABX Exploraciones S.A. is in
        Spanish. Please refer to Rule 306 of Regulation S-T and re-file an English
        translation of this agreement. Please also refer to Rule 12b-12(d) of the Exchange
        Act and, if appropriate, you may provide a summary of the agreement that
        complies with the requirements set forth in Rule 12b-12(d).

                        *   *   *   *

        As appropriate, please respond to our comments within 10 business days, or tell
us when you will provide us with a response. Please furnish a cover letter on EDGAR
that keys your responses to our comments and provides us with any requested
supplemental information. Detailed cover letters greatly facilitate our review.
Understand that we may have additional comments after reviewing your responses to our
comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding
comments on the financial statements and related matters. Please contact Albert Pappas,
Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director